UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File No. 0001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant’s name into English)

Suite 1750 - 1066 W. Hastings Street
Vancouver BC, Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [ X ]

SUBMITTED HEREWITH

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTATION STATEMENT ON FORM F-10 (FILE NO. 333-290324), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Material Change Report dated October 23, 2025
99.2	Material Change Report dated October 15 and 21, 2025
99.3	Underwriting Agreement dated October 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2025	NEW PACIFIC METALS CORP.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel & Corporate Secretary